Mail Stop 3010

July 7, 2009

VIA USMAIL and FAX (770) 857-4755

Mr. Scott A. Hill
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328

      Re: Intercontinentalexchange, Inc.
              Form 10-K for the year ended December 31, 2008
              Filed on February 11, 2009
              File No. 001-32671

Dear Mr. Scott A. Hill:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Van Doorn
                    Senior Assistant Chief Accountant